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Exhibit 5.1

[LETTERHEAD OF STOEL RIVES LLP]

October 27, 2003

Huntsman International LLC
500 Huntsman Way
Salt Lake City, UT 84108

        Re: Registration Statement of Huntsman International LLC

Ladies and Gentlemen:

        Reference is made to the Registration Statement (the "Registration Statement") on Form S-4 (File No. 333-106482) filed by Huntsman International LLC, a Delaware limited liability company (the "Company"), with the Securities and Exchange Commission (the "Commission") in connection with the registration by the Company under the Securities Act of 1933, as amended (the "Securities Act") of the offer and exchange by the Company (the "Exchange Offer") of up to $150,000,000 principal amount of the Company's 9 7/8% Senior Notes due 2009 that have been registered under the Securities Act of 1933 (the "New Notes"), which New Notes will be guaranteed (the "Guarantees") by Eurofuels LLC, Eurostar Industries LLC, Huntsman EA Holdings LLC, Huntsman International Financial LLC, Huntsman Propylene Oxide Holdings LLC and Huntsman Texas Holdings LLC, each a Delaware limited liability company (collectively, the "Delaware Guarantors") and Huntsman Ethyleneamines Ltd., Huntsman International Fuels, L.P., Huntsman Propylene Oxide Ltd., Tioxide Americas Inc. and Tioxide Group (collectively, the "Non-Delaware Guarantors" and, together with the Delaware Guarantors, the "Note Guarantors"), for a like principal amount of the Company's outstanding 9 7/8% Senior Notes due 2009 (the "Old Notes"), which Old Notes have also been guaranteed by the Note Guarantors.

        In connection with the preparation of this opinion letter and as the basis for the opinions (the "Opinions") set forth below, we have made such investigations of the laws of the State of Utah, the laws of the State of New York and the DLLCA (as defined below) as we have deemed relevant and necessary, and we have examined such documents and records as we have deemed relevant and necessary, including the following:

        (a)   a photocopy of an executed counterpart of the Indenture dated as of March 21, 2002, among the Company, as issuer, the Note Guarantors, and Wells Fargo Bank Minnesota, as trustee (the "Indenture");

        (b)   a photocopy of an executed counterpart of the Amended and Restated Guarantee dated as of April 11, 2003, among the Note Guarantors and Wells Fargo Bank Minnesota, N.A., as trustee (the "Amended and Restated Guarantee").;

        (c)   a photocopy of the articles of organization and the operating agreement of the Company and each of the Delaware Guarantors, certified to our satisfaction;

        (d)   a good standing certificate as to the Company and each of the Delaware Guarantors issued by the Secretary of State of the State of Delaware on the date specified in Schedule 1 (each, a "Good Standing Certificate"); and

        (e)   the Opinion Certificate of the following individuals in the following capacities:

Name	Company	Office
J. Kimo Esplin	Huntsman International LLC	Executive Vice President and Chief Financial Officer
J. Kimo Esplin	Eurostar Industries LLC	Vice President
Peter R. Huntsman	Huntsman International Financial LLC	President and Chief Operating Officer
Patrick W. Thomas	Huntsman EA Holdings LLC	President
Todd Zagorec	Eurofuels LLC	Assistant Secretary
Todd Zagorec	Huntsman Propylene Oxide Holdings LLC	Assistant Secretary
Todd Zagorec	Huntsman Texas Holdings LLC	Assistant Secretary

dated as of the date of this opinion letter (collectively, the "Opinion Certificate"), certifying to the matters specified therein and as to the resolutions adopted by the board of directors, managers, shareholders or members, as applicable, of the Company and each of the Note Guarantors authorizing the transactions contemplated by the Indenture.

        For purposes of this opinion letter, the following terms and phrases have the following meanings:

          (i)  "DLLCA" means and is limited to the present published Limited Liability Company Act of the State of Delaware as contained in the publication Delaware Laws Affecting Business Entities Annotated (Aspen Publishers, Inc.) (2003).

         (ii)  "internal laws of the State of Utah" means and is limited to the laws of the State of Utah, excluding any principles of conflict of laws or any other provisions of Utah law that might require or permit the application of the law of any state or jurisdiction other than the State of Utah.

        (iii)  "laws of the State of Utah" or "Utah law" means and is limited to the present published statutes of the State of Utah, the administrative rules and regulations of agencies of the State of Utah as contained in the present published Utah Administrative Code and the present published decisions of the Utah Court of Appeals and the Utah Supreme Court.

        (iv)  "laws of the State of New York" or "New York law" means and is limited to present published statutes of the State of New York, the administrative rules and regulations of agencies of the State of New York as contained in the present published Official Compilation of Codes, Rules and Regulations of the State of New York, and the present published decisions of the courts of the State of New York that in each instance are normally applicable to transactions of the type contemplated by the Exchange Offer.

        With respect to the Opinions, we have relied solely upon the opinions of (i) Vinson & Elkins L.L.P., Houston, Texas, as special counsel to Huntsman Ethyleneamines Ltd., a Texas limited partnership, Huntsman International Fuels, L.P., a Texas limited partnership, Huntsman Propylene Oxide Ltd., a Texas limited partnership, and Tioxide Group, an unlimited company organized under the laws of England, and (ii) Walkers, as special counsel to Tioxide Americas Inc., a corporation incorporated under the laws of the Cayman Islands, in each case, dated the date hereof, a copy of each of which is being filed as an exhibit to the Registration Statement, as to matters of the laws of the State of Texas, England and the Cayman Islands, respectively, with respect to (x) the Non-Delaware Guarantors being duly incorporated or organized, validly existing and in good standing under the laws of their respective jurisdiction of organization or incorporation, (y) the Non-Delaware Guarantors having the corporate, limited partnership or limited liability company power and authority, as applicable, to execute, deliver and perform their respective obligations under the Indenture (as defined below) and their respective Guarantees, the Indenture and the Guarantees being duly authorized by the

Non-Delaware Guarantors and (z) the Indenture being duly executed by the Non-Delaware Guarantors, in each case, as set forth in such opinions.

        Based upon the examination described above, subject to the assumptions, qualifications, limitations and exceptions set forth in this opinion letter and under current interpretations of the laws of the State of Utah, the laws of the State of New York and the DLLCA, we are of the opinion that:

        1.     The Company and each of the Delaware Guarantors has been duly formed and is validly existing as a limited liability company in good standing under the laws of the State of Delaware. The Company and each of the Delaware Guarantors is duly qualified to do business and is in good standing in each of the jurisdictions set forth on Schedule 1 attached hereto.

        2.     The Company and each of the Delaware Guarantors has the limited liability company power and the limited liability company authority to execute and deliver the Indenture and to perform its respective obligations thereunder (including in the case of the Delaware Guarantors, the guarantee of the New Notes pursuant to the Indenture and the Amended and Restated Guarantee); and the limited liability company action required to be taken by each of the Companies for the due authorization, execution and delivery of the Indenture and the consummation by it of the transactions contemplated thereby (including in the case of the Delaware Guarantors, the guarantee of the New Notes pursuant to the Indenture and the Amended and Restated Guarantee) has been duly and validly taken.

        3.     The Indenture has been duly authorized, executed and delivered by the Company and each of the Delaware Guarantors party thereto.

        4.     When the New Notes have been duly executed, authenticated and delivered in accordance with the Indenture in exchange for the Old Notes in accordance with the Indenture and the Exchange Offer, the New Notes will be legally valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors' rights generally (including, without limitation, fraudulent conveyance laws), and by general principles of equity including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance or injunctive relief, regardless of whether considered in a proceeding in equity or at law.

        5.     When the New Notes have been duly executed, authenticated and delivered in accordance with the Indenture in exchange for the Old Notes in accordance with the Indenture and the Exchange Offer, the Guarantees of the Note Guarantors will be the legally valid and binding obligations of the Note Guarantors, enforceable against the Note Guarantors in accordance with their terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors' rights generally (including, without limitation, fraudulent conveyance laws), and by general principles of equity including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance or injunctive relief, regardless of whether considered in a proceeding in equity or at law.

        The Opinions are predicated upon and are limited by the matters set forth in the Opinions and are further subject to the qualifications, exceptions, assumptions and limitations set forth below:

        A. In rendering the Opinion set forth in paragraph 1 above with respect to the qualification to transact business and the good standing of the Company and each of the Delaware Guarantors in the jurisdictions specified in Schedule 1, we have relied solely upon, and such Opinion as to the Company and each of the Delaware Guarantors is as of the respective date of, the applicable Good Standing Certificate.

        B. We are licensed to practice law in the State of Utah, and, while we are not licensed to practice law in the State of Delaware or the State of New York, we are familiar with the DLLCA and with New York law. As a result, the Opinions are subject to the following:

            (i)  The Opinions are limited to the laws of the State of Utah, the DLLCA and the laws of the State of New York. We express no opinion as to local laws or the laws of any other state or country.

           (ii)  Other than the DLLCA and the laws of the State of New York, to the extent that any Opinions relate to matters that may be governed by the laws of any jurisdiction other than the State of Utah, we have assumed, with your understanding and authorization, that the internal laws of the State of Utah would apply for purposes of such Opinions or that the laws of such other jurisdiction are, in all material respects, the same as the internal laws of the State of Utah.

          (iii)  Our duties and responsibilities with respect to this opinion letter shall at all times and in all respects be governed by and construed solely in accordance with the internal laws of the State of Utah.

        C. In rendering the Opinions, we have assumed that each of the Companies has complied with the provisions of the securities laws, "blue sky" laws, securities regulations, and/or securities rules of any applicable state and the United States of America.

        D. The Opinions that relate to specific agreements or documents, relate to the specified agreements or documents, and do not extend to documents, agreements or instruments referred to in such agreements or documents (even if incorporated therein by reference), or to any exhibits, annexes or schedules that are not expressly identified in this opinion letter as having been examined by us.

        E. In rendering the Opinions, we have assumed (i) the genuineness of all signatures, (ii) the capacity and the authority of all individuals executing documents (other than officers of the Companies), (iii) the conformity to the original documents of all photocopies or facsimile copies submitted to us, whether certified or not, (iv) the authenticity of all documents submitted to us as originals, and (v) the conformity, in all material respects, of all copies of the Indenture to the copy of the Indenture examined by us.

        F. As to factual matters which are material to the Opinions, we have relied upon (i) statements or assurances made to us by governmental authorities or by representatives of the Companies, (ii) the factual circumstances of the transactions contemplated by the Indenture and (iii) the factual statements, factual representations and factual warranties of the Companies contained in the Opinion Certificate or the Indenture. The Opinions assume the accuracy and completeness of such factual matters. Except as expressly set forth in this opinion letter, we have not investigated or verified such factual matters and do not opine as to or confirm the accuracy or completeness of such matters of fact. Nevertheless, nothing has come to our attention that causes us to believe that our reliance upon such factual matters was not reasonable under the circumstances.

        G. The Opinions are limited to those expressly stated and no other opinions should be implied.

        H. Unless otherwise specifically indicated, the Opinions are as of the date of this opinion letter and we assume no obligation to update or supplement the Opinions to reflect any facts or circumstances that may later come to our attention or any change in the law that may occur after the date of this opinion letter.

        We hereby consent to the use of this opinion as an exhibit to the Registration Statement. In giving this consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations promulgated thereunder.

Respectfully submitted,
/s/ STOEL RIVES LLP
STOEL RIVES LLP

Schedule 1

Company Name	State of Incorporation or Organization and Qualification(s)	Certification Date
Huntsman International LLC	Delaware Alabama California Illinois Louisiana Michigan New Hampshire New Jersey Oregon Virginia	10/3/03 10/3/03 10/6/03 10/3/03 10/3/03 10/3/03 10/3/03 10/3/03 10/3/03 10/3/03
Eurofuels LLC	Delaware Texas	10/3/03 10/3/03
Eurostar Industries LLC	Delaware	10/3/03
Huntsman EA Holdings LLC	Delaware Illinois Texas	10/3/03 10/3/03 10/3/03
Huntsman International Financial LLC	Delaware	10/3/03
Huntsman Propylene Oxide Holdings LLC	Delaware	10/7/03
Huntsman Texas Holdings LLC	Delaware	10/3/03

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  Exhibit 5.1